Exhibit 4(b)(vi)

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Graybar Electric Company, Inc. (“Graybar”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock.    The voting trust interests under the 2017 voting trust are described following the description of our Common Stock.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the New York Business Corporation Law for additional information.

Authorized Capital

Graybar’s authorized capitalization consists of 10,000,000 shares of preferred stock and 50,000,000 shares of Common Stock.  The stated value of the Common Stock is $20.00 per share.  No preferred stock is outstanding.

Dividends

Except as prohibited by law, dividends may be paid upon the Common Stock at the discretion of our board of directors.

Voting Rights

Except as otherwise required by law, holders of Common Stock have the exclusive right to vote in respect of the election of directors and for all other purposes requiring the approval or consent of shareholders.  As a general matter, the Voting Trustees as a group possess the voting power associated with the shares held of record under the Voting Trust Agreement (which is discussed below), and such voting power is sufficient to assure the election of the persons nominated by the board of directors for election as directors and, except as provided otherwise in the Voting Trust Agreement, approval of any other matters brought before a meeting of shareholders.

Liquidation Rights

In the event of a voluntary or involuntary dissolution, liquidation or winding-up of Graybar, after payment in full of the amounts required to be paid to any holders of preferred stock, the holders of Common Stock are entitled to share ratably in all remaining assets.

In such event, if any preferred stock is outstanding, the holders of preferred stock would be entitled to receive, in preference to holders of common stock, the par value of the preferred shares plus an amount equal to any dividends accrued thereon to the extent earned but unpaid to the date of payment.

Exhibit 4(b)(vi)

Miscellaneous

The Common Stock has no conversion, preemptive or subscription rights, and there are no sinking fund or redemption provisions applicable to the Common Stock.  The outstanding shares of our Common Stock are fully paid and non-assessable, except that under the New York Business Corporation Law, the ten largest holders of Common Stock are liable under specified conditions for debts, wages or salaries due and not paid by us to any laborers, servants or employees, other than contractors, for services performed by them for us.

Purchase Option

No holder of Common Stock may sell, transfer or otherwise dispose of any shares without first offering us the option to purchase those shares within 30 days after the offer for $20.00 per share.

Graybar also has the option to purchase for $20.00 per share the Common Stock of any shareholder who ceases to be an employee for any reason other than death or Retirement at any time after termination of employment until 30 days after the holder makes an offer to sell the Common Stock to us.

For purposes of the previous sentence, "Retirement" is defined in our Certificate of Incorporation to mean: (i) for employees first hired or last rehired on or before July 1, 2015, or receiving pension benefits, retirement on a service pension allowed by the Company; and (ii) for employees first hired after July 1, 2015, attainment of age 65 and three years of company service or attainment of age 55 and twenty years of company service.

In the event of the death of any shareholder, we have the option to purchase all or any part of his or her Common Stock from the shareholder’s estate for $20.00 per share at any time after the expiration of one year from the date of death until 30 days after the Common Stock has been offered to us.  If the shareholder’s estate offers to sell the shares to us within the one-year period, our option terminates 30 days from the offer.

No shareholder may hypothecate or pledge Common Stock, except under an agreement of hypothecation or pledge containing provisions permitting us to exercise the purchase option referred to above and to purchase the pledge of shares in the event of default upon payment of the lesser of the amount due on the pledge or the purchase price, and containing suitable provisions for redemption by the shareholder or payment of any balance to which the shareholder may be entitled.  No shareholder may transfer or place any shares of Common Stock, or Voting Trust Interests representing shares, into a trust, except that we will, under certain circumstances, permit a transfer or placement upon receipt of a written agreement from the trustee(s) and the shareholder in a form satisfactory to us providing that the shareholder retains the right to direct the action to be taken by the trustees on any matter submitted to a vote by holders of Common Stock or Voting Trust Interests and recognizing our right to exercise the options referred to above and to purchase the shares, or Voting Trust Interests representing shares, if any party other than the holder or the trustee will claim or establish ownership of or interest in the shares, or Voting Trust Interests representing shares, and requiring the trustee(s) to comply with all provisions of our Certificate of Incorporation relating to the sale, transfer or other disposition of shares.

Exhibit 4(b)(vi)

Description of Voting Trust Interests

The following description of the Voting Trust Agreement and its Voting Trust Interests representing shares of Common Stock a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Voting Trust Agreement, which is incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read the Voting Trust Agreement, the Description of our Common Stock and the applicable provisions of the New York Business Corporation Law for additional information.

The Voting Trust Agreement dated March 3, 2017, which we refer to as the Voting Trust Agreement, provides for the deposit into the Voting Trust of Common Stock or any security substituted for the Common Stock (as described below under “Liquidation Rights”).  Common Stock deposited in the Voting Trust will be registered in the name of the Voting Trustees in their capacities as voting trustees.  Voting Trust Interests issued by the Voting Trustees are uncertificated and evidenced by a book-entry system maintained by the Voting Trustees.  Common Stock deposited in the Voting Trust may not be withdrawn by the beneficial owner before the expiration or earlier termination of the Voting Trust Agreement.

Voting Trustees

Voting Trustees must be regular employees of the Company.  Any Voting Trustee who for any cause, including Retirement, ceases to be a regular employee of the Company automatically ceases to be a Voting Trustee.  Voting Trustees may at any time resign and may be removed by holders of Voting Trust Interests representing at least 66 2/3% of the number of shares of Common Stock deposited under the Voting Trust Agreement.  No Voting Trustee who has been previously removed from office may be re-designated or elected a Voting Trustee without the approval of holders of Voting Trust Interests representing at least 66 2/3% of the Common Stock deposited under the Voting Trust Agreement.

The Voting Trustees do not have any power to sell, transfer or dispose of shares deposited with them other than to return them to Participating Shareholders in accordance with the Voting Trust Agreement.

Dividends

All dividends payable with respect to Common Stock deposited under the Voting Trust Agreement are payable to the Voting Trustees as the owners of record of these shares.  The Voting Trustees will retain, under the terms of the Voting Trust Agreement, all shares of Common Stock received as a stock dividend.  The Voting Trustees will make the appropriate book-entry representing Voting Trust Interests in the shares received as a dividend for a Participating Shareholder’s account.  The Voting Trustees will pay or cause to be paid to the holders of Voting Trust Interests an amount equal to any cash dividends received and any distribution made to holders of Common Stock other than in cash or Common Stock or as a result of recapitalization or reclassification of the Common Stock or a reorganization of the Company.

Exhibit 4(b)(vi)

Voting Rights

Holders of Voting Trust Interests have no right to vote with the holders of the Common Stock on matters submitted to the shareholders.  The Voting Trustees are entitled in their discretion and using their best judgment to vote on or consent to the election of directors and, except as described below, the ratification, approval or disapproval of any other action or proposed action requiring a shareholder vote.  The Voting Trustees, each of whom is currently a Company director, are specifically authorized to vote for themselves as directors under the terms of the Voting Trust Agreement.  The Voting Trustees may not, without the consent of the holders of Voting Trust Interests representing at least 75% of the Common Stock then deposited under the Voting Trust Agreement, vote on or consent to the merger or consolidation of the Company into another corporation, the sale of all or substantially all of the Company’s assets or the Company’s liquidation and dissolution.

The Voting Trust Agreement may be amended or modified at any time by a majority of the Voting Trustees, the Company and the holders of Voting Trust Interests representing at least 75% of the number of shares of Common Stock deposited under the Voting Trust Agreement.  Any amendment or modification could affect the rights of the then existing holders of Voting Trust Interests.

The Voting Trust Agreement will expire on March 1, 2027, unless extended or sooner terminated.  The Voting Trust Agreement may be terminated at any time by a majority of the Voting Trustees or by the holders of Voting Trust Interests representing at least 75% of the Common Stock deposited.  At any time within six months before the expiration of the Voting Trust Agreement, holders of Voting Trust Interests may, by agreement in writing with the Voting Trustees and the Company, extend the duration of the Voting Trust Agreement for an additional period not exceeding ten years.  Any extension will be binding only upon holders of Voting Trust Interests who give their consent.

Liquidation Rights

Recapitalization or Reclassification of Common Stock.  In the event of a recapitalization or reclassification of the Common Stock, the Voting Trustees will hold, under the terms of the Voting Trust Agreement, shares of voting stock issued in respect of Common Stock deposited under the Voting Trust Agreement.  In this case, the appropriate book entries will be made.

Reorganization of the Company.  Depending on the terms of any agreement under which the Company may be merged or consolidated into another corporation, the Voting Trustees either will hold, under the terms of the Voting Trust Agreement, any shares of voting stock of the successor corporation issued in respect of the Common Stock deposited under the Voting Trust Agreement (in which case the appropriate book entries will be made), or will distribute those shares to the holders of Voting Trust Interests based on the Common Stock represented by their Voting Trust Interests.  In any event, any other consideration received as a result of a reorganization will be distributed ratably to the holders of Voting Trust Interests.

Exhibit 4(b)(vi)

Dissolution of the Company.  In the event of the dissolution and liquidation of the Company, the Voting Trustees will distribute any money, securities, rights or property received by them as the record owners of Common Stock ratably to the holders of Voting Trust Interests.

Purchase Option

Voting Trust Interests issued under the Voting Trust Agreement are held by each holder under the same terms and conditions upon which Common Stock is held under the provisions of the Company’s Certificate of Incorporation.